UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

David T. Mittelman

Andrew S. Reilly

Rimon, P.C.

423 Washington Street, Suite 600

San Francisco, CA 94111

(415) 683-5472

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS St Baker Energy Holdings Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,509,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,509,986
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,509,986 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 2,500,834 Ordinary Shares contingently issuable pursuant to an Option Agreement described in Item 6 of this Schedule 13D.
(2)	Based on 135,380,695 Ordinary Shares outstanding as of January 13, 2022.

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS Trevor St Baker AO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,509,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,509,986
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,509,986 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 2,500,834 Ordinary Shares issuable pursuant to an Option Agreement described in Item 6 of this Schedule 13D.
(2)	Based on 135,380,695 Ordinary Shares outstanding as of January 13, 2022.

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, no par value per share (the “Ordinary Shares”), of Tritium DCFC Limited, a public limited company organized under the laws of Australia (the “Issuer”). The principal executive office of the Issuer is located at 48 Miller Street, Murarrie, QLD 4172, Australia.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of St Baker Energy Holdings Pty Ltd as trustee for St Baker Energy Innovation Trust (“St Baker Energy”) and Trevor St Baker AO. St Baker Energy and Mr. St Baker are referred to herein together as the “Reporting Persons.”

St Baker Energy Holdings Pty Ltd is an Australian corporation limited by shares.

Mr. St Baker is the controlling shareholder and a director of St Baker Energy and as such may be deemed to beneficially own the Ordinary Shares held of record by St Baker Energy. Mr. St Baker disclaims beneficial ownership of the Ordinary Shares held by St Baker Energy, except to the extent of his pecuniary interest.

The principal business address of the Reporting Persons is Level 11, 344 Queen Street, Brisbane, QLD 4000, Australia. The Reporting Persons are principally engaged in the business of investing in securities.

The name, citizenship, business address, and present principal occupation or employment of each executive officer and member of the board of directors of St Baker Energy are set forth on Appendix A and are incorporated herein by reference. During the last five years, neither of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendix A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the Business Combination Agreement, Share Transfer Agreement, Lock-Up Agreement, Option Agreement, and Amended and Restated Registration Rights Agreement (each as defined in Item 6), and the other matters described therein, is hereby incorporated by reference.

Plan or Proposals

Both of the Reporting Persons acquired the securities reported herein for investment purposes.

Mr. St Baker currently serves as a member of the board of directors of the Issuer.

Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of the securities reported herein as of the date of event of this Schedule 13D (except as otherwise described in this Schedule 13D), each of Reporting Persons, consistent with their investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of any or all of the Ordinary Shares such Reporting Person holds (including, without limitation, transferring such Ordinary Shares to affiliated transferees, or entering into derivative, borrowing or lending transactions), depending upon an ongoing evaluation of their investment in the Ordinary Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in their capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons, in their capacity as shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a) through (j) of Schedule 13D.

Other than as described above, neither of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Appendix A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in lines 7 through 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference.

The percentage ownership reflected in line 13 of the cover pages is based on 135,380,695 Ordinary Shares outstanding as of January 13, 2022 as reported in the Issuer’s Report on Form 6-K submitted on January 14, 2022 with the Securities and Exchange Commission (the “SEC”).

In his capacity as non-employee director of the Issuer, Mr. St Baker may receive equity-based grants of securities in the Issuer as described in the Issuer’s reports to the SEC.

Other than as described in this Item 5, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendix A has effected any transaction in Ordinary Shares during the past sixty (60) days.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Business Combination Agreement and Share Transfer Agreement

Pursuant to the Business Combination Agreement, dated May 25, 2021 and the First Amendment thereto, dated July 26, 2021 (together, the “Business Combination Agreement”), by and among Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), the Issuer, and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), the Issuer acquired all of the issued and outstanding equity interests in Tritium and DCRN merged with and into Merger Sub.

On January 13, 2022 (the “Closing Date”), the Issuer consummated the Business Combination.

In connection with the Business Combination Agreement and the Amended and Restated Registration Rights Agreement described below, and pursuant to a Share Transfer Agreement entered into by DCRN, the Issuer, Tritium and existing Tritium shareholders, holders of ordinary shares in Tritium (“Tritium Shares”), including St Baker Energy, agreed to transfer their Tritium Shares to the Issuer in exchange for Ordinary Shares of the Issuer.

Pursuant to the Business Combination Agreement and the Share Transfer Agreement, St Baker Energy received 31,509,986 Ordinary Shares.

Lock-Up Agreement

Concurrent with the consummation of the Business Combination, on the Closing Date, all existing Tritium shareholders, including the Reporting Persons, entered into a Lock-Up Agreement with the Issuer, Tritium and DCRN, pursuant to which they agreed, subject to certain customary exceptions, not to (i) effect any sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Issuer, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii), for six months after the Closing Date.

Option Agreement

Concurrent with the consummation of the Business Combination, on the Closing Date, the Issuer entered into separate option agreements (each, an “Option Agreement”) with certain persons, including St Baker Energy, (each a “Holder”), pursuant to which the Issuer granted to each Holder the contingent right to subscribe for and purchase, and each Holder committed to subscribe for and purchase, a certain number of Ordinary Shares (the “Option Shares”), for an exercise price of $6.00 per share (the “Option Exercise Price”). Pursuant to such an Option Agreement, St Baker Energy contingently was entitled to receive 2,500,834 Option Shares.

Registration Rights Agreement

Concurrent with the consummation of the Business Combination and the Option Agreements, on the Closing Date, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain persons, including St Baker Energy, pursuant to which the Issuer agreed that, within 30 calendar days after the Closing Date, the Issuer would file with the SEC a registration statement registering the resale of, among other securities, the Ordinary Shares and Option Shares held by St Baker Energy.

The foregoing description of the Business Combination and associated transactions and agreements does not purport to be complete and is qualified in its entirety by reference to the Business Combination and its amendment which are filed as Exhibits 99.1 and 99.2 to this Schedule 13D, the Share Transfer Agreement, which is filed as Exhibit 99.3 to this Schedule 13D, the Form of Lock-Up Agreement, which is filed as Exhibit 99.4 to this Schedule 13D, the Form of Option Agreement, which is filed as Exhibit 99.5 to this Schedule 13D, and the Amended and Restated Registration Rights Agreement, which is filed as Exhibit 99.6 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

99.1	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form F-4 (File No. 333-259793) filed on September 24, 2021).

99.2	First Amendment to the Business Combination Agreement (incorporated by reference to Exhibit 2.2 of the Issuer’s Registration Statement on Form F-4 (File No. 333-259793) filed on September 24, 2021).

99.3	Share Transfer Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement on Form F-1 (File No. 333- 262681) filed on February 11, 2022).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Registration Statement on Form F-4 (File No. 333- 259793) filed on September 24, 2021).

99.5	Form of Option Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Report on Form 6-K submitted on January 14, 2022).

99.6	Amended and Restated Registration Rights Agreement, dated January 13, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Report on Form 6-K submitted on January 14, 2022).

99.7	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2022

St Baker Energy Holdings Pty Ltd

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO
Title:	Director

TREVOR ST BAKER AO

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

OF

St Baker Energy Holdings Pty Ltd

Set forth below is a list of each executive officer and director of St Baker Energy Holdings Pty Ltd setting forth the citizenship, business address and present principal occupation or employment of each person.

Name and Business Address	Present Principal Occupation
Trevor St Baker AO, a citizen of Australia Level 11, 44 Queen Street, Brisbane, Queensland, 4000, Australia	Director of St Baker Energy Innovation Fund; Director of St Baker Energy Innovation Fund

Judith St Baker, a citizen of Australia Level 11, 44 Queen Street, Brisbane, Queensland, 4000, Australia	Director of St Baker Energy Holdings Pty Ltd

Stephen St Baker, a citizen of Australia Level 11, 44 Queen Street, Brisbane, Queensland, 4000, Australia	Director of St Baker Energy Holdings Pty Ltd

Philip St Baker, a citizen of Australia Level 11, 44 Queen Street, Brisbane, Queensland, 4000, Australia	Director of St Baker Energy Holdings Pty Ltd

Brad Scott, a citizen of Australia Level 11, 44 Queen Street, Brisbane, Queensland, 4000, Australia	Founder of EWM Pty Ltd and Director of St Baker Energy Holdings Pty Ltd